                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                             Elastic Networks Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   284159 10 0
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                                 (CUSIP Number)

                                 with a copy to:

                                                    Bryan E. Davis, Esq.
           Sean E. Belanger                    Richard J. Oelhafen, Jr., Esq.
President and Chief Executive Officer                 Alston & Bird LLP
       Paradyne Networks, Inc.                       One Atlantic Center
       8545 126th Avenue North                   1201 West Peachtree Street
         Largo, Florida 33773                    Atlanta, Georgia 30309-3424
            (727) 530-2000                             (404) 881-7000


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.         284159 10 0

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Paradyne Networks, Inc.
                  75-2658219

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .................................................................
         (b)  .................................................................

3.       SEC Use Only

         ......................................................................

4.       Source of Funds (See Instructions)
         OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization
                  Delaware

Number of         7.       Sole Voting Power
Shares                     17,513,923 (See Items 3 and 5)
Beneficially      8.       Shared Voting Power
Owned by                   0
Each              9.       Sole Dispositive Power
Reporting                  0
Person            10.      Shared Dispositive Power
With                       0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,513,923 (See Items 3 and 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)
         50.6% (See Item 5)

14.      Type of Reporting Person (See Instructions)
         CO

The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having sole voting power. See Items 5 and 6.


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ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, $.01 par value per share (the "Elastic Common Stock"), of Elastic Networks Inc., a Delaware corporation ("Elastic").

The principal executive offices of Elastic are located at 6120 Windward Parkway, Suite 100, Alpharetta, Georgia 30005.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is being filed by Paradyne Networks, Inc., a Delaware corporation ("Paradyne").

(b) The address of Paradyne's principal office is 8545 126th Avenue North, Largo, Florida 33773.

(c)      Paradyne is a manufacturer of data communications equipment.

(d) Paradyne affirms that it is not required to disclose any legal proceedings pursuant to Item 2(d).

(e) Paradyne affirms that it is not required to disclose any legal proceedings pursuant to Item 2(e).

(f)      Not Applicable.

         Set forth on Schedule A is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Paradyne as of the date hereof. During the last five years, to the knowledge of Paradyne, no person named on Schedule A as a director or executive officer of Paradyne has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. To the knowledge of Paradyne, each of the individuals listed on Schedule A attached hereto is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 27, 2001, Paradyne entered into an Agreement and Plan of Merger (the "Agreement"), by and among Paradyne, Phoenix Merger Sub, Inc., a wholly owned subsidiary of Paradyne ("Merger Sub"), and Elastic, pursuant to which Merger Sub will merge with and into Elastic (the "Merger"). Each of the shares of Elastic Common Stock outstanding at the effective time of the Merger will be converted into the right to receive a fraction of a share of Paradyne


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common stock, which will be determined based on the average closing price of
Paradyne common stock during a 10-day trading period ending on the second full trading day prior to the closing date of the Merger, subject to certain adjustments based on the net adjusted working capital of Elastic prior to the closing date of the Merger.

         As a condition and inducement to Paradyne entering into the Agreement, Paradyne entered into Elastic Voting Agreements (the "Voting Agreements"), with the following stockholders of Elastic: Woody Benson, Garry Betty, Darrell Borne, Kevin Elop, Guy Gill, Phillip Griffith, Tom Manley, Jerome Rhattigan, Matthew Toth and Nortel Networks, Inc. (collectively, the "Stockholders"), relating to an aggregate of 17,513,923 shares of Elastic Common Stock beneficially owned by such Stockholders as well as all of the shares of capital stock and any other voting securities of Elastic and any and all other shares of capital stock or other voting securities of Elastic issued or issuable in respect thereof that may be acquired by such Stockholders prior to the termination of the Voting Agreements (the "Shares"). The Shares consist of 14,404,995 shares of Elastic Common Stock and 3,108,928 options and warrants to purchase Elastic Common Stock.

         Pursuant to the Voting Agreements, each of the Stockholders has agreed, with respect to the Shares beneficially owned by such Stockholder: (1) not to transfer or to enter into an agreement to transfer any of the Shares prior to the effective time of the Merger, unless the transferee agrees to be bound by the terms of the Voting Agreement; (2) not to deposit the Shares in any voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the stockholder under the Voting Agreement; (3) to cause the Shares to be voted, (i) in favor of the approval and adoption of the Agreement and in favor of approval of the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Agreement and consummation of the Merger, and (iii) against any of the following (to the extent unrelated to the Agreement and the Merger): (A) any merger, consolidation or business combination involving Elastic; (B) any sale, lease or transfer of any significant portion of the assets of Elastic or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Elastic or any of its subsidiaries; (D) any material change in the capitalization of Elastic or the corporate structure of Elastic; or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger; (4) to grant Paradyne an irrevocable proxy (the "Irrevocable Proxy") to vote the Shares as described in (3) above; and (5) to waive and agree to exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. Contemporaneously with the execution of the Voting Agreements, each of the Stockholders executed an Irrevocable Proxy with respect to the Shares granting Paradyne and each of its executive officers, and any of them, as proxy holders, the right to vote the Shares as set forth in (3) above. Nortel Networks, Inc. also agreed to the cancellation and termination, as of the closing date of the Merger, of that certain Warrant to Purchase 51,230 shares of Preferred Stock or Common Stock of Elastic, dated August 4, 2000 held by Nortel Networks, Inc. Paradyne also agreed to grant Nortel Networks, Inc. certain registration rights following the Merger in certain circumstances.

         The Voting Agreements and the Irrevocable Proxies terminate upon the earlier of the date and time that the Agreement is validly terminated pursuant to its terms and the effective time of the Merger.

         References to and descriptions of the Merger, the Agreement, the Voting Agreements and the Irrevocable Proxies are qualified in their entirety by reference to copies of the Agreement and the Voting Agreements (which includes the Form of Irrevocable Proxy as Exhibit A thereto), respectively, included as Exhibits 1 through 3 to this Statement, and incorporated into this
Item 3 in their entirety where such references and descriptions appear.


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ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the Merger, as provided for in the Agreement, is for Paradyne to acquire all of the outstanding shares of Elastic Common Stock. Upon consummation of the Merger, the directors and officers of Merger Sub shall be the directors and officers of the surviving corporation; the certificate of incorporation of Elastic shall be the certificate of incorporation of the surviving corporation; and the bylaws of Merger Sub shall be the bylaws of the surviving corporation. Additionally, upon consummation of the Merger, the shares of Elastic Common Stock will no longer be traded on any exchange or quoted in an inter-dealer quotation system of a registered national securities association and will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Act.

         The purposes of the Voting Agreements and the Irrevocable Proxies are to ensure that the Shares are voted in favor of the Merger and against any competing proposals.

         References to and descriptions of the Merger, the Agreement, the Voting Agreements and the Irrevocable Proxies are qualified in their entirety by reference to copies of the Agreement and the Voting Agreements (which includes the Form of Irrevocable Proxy as Exhibit A thereto), respectively, included as Exhibits 1 through 3 to this Statement, and incorporated into this
Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the Voting Agreements and the Irrevocable Proxies, Paradyne may be deemed to be the beneficial owner (as to voting power only) of 17,513,923 shares of Elastic Common Stock. Such shares constitute approximately 50.6% of the issued and outstanding shares of Elastic Common Stock as of December 27, 2001 (as represented by Elastic in the Agreement), as calculated in accordance with Rule 13d-3 under the Act.

(b) As a result of the Voting Agreements and the Irrevocable Proxies, Paradyne has the power to vote or direct the vote of the Shares with respect to those matters described in Item 3 above. However, Paradyne is not entitled to vote the Shares with respect to any matters or to any rights as a stockholder of Elastic other than as described above and disclaims beneficial ownership of the Shares. Paradyne does not have any power to dispose of the Shares.

(c) There have been no transactions by Paradyne in securities of Elastic during the past 60 days. To the knowledge of Paradyne, there have been no transactions by any director or executive officer of Paradyne in securities of Elastic during the past 60 days.

(d) To the knowledge of Paradyne, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Other than the Agreement, the Voting Agreements and the Irrevocable Proxies, to the knowledge of Paradyne, there are no contracts, arrangements, understandings or relationships among Paradyne or any of the directors or executive officers of Paradyne and any person with respect to any securities of Elastic, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of December 27, 2001, among Paradyne Networks, Inc., Phoenix Merger Sub, Inc., and Elastic Networks Inc. (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K of Paradyne Networks, Inc., dated December 31, 2001).

         2. Form of Elastic Voting Agreement, dated as of December 27, 2001, among Paradyne Networks, Inc., each of the Elastic Networks Inc. stockholders identified on Annex A, and (with respect to Section 5 only)
Elastic Networks Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Paradyne Networks, Inc., dated December 31, 2001).

         3. Elastic Voting Agreement, dated as of December 27, 2001, among Paradyne Networks, Inc., Nortel Networks Inc., and (with respect to Sections 5 and 6 only) Elastic Networks Inc. (incorporated herein by reference to Exhibit
99.2 to the Current Report on Form 8-K of Paradyne Networks, Inc., dated December 31, 2001).


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             PARADYNE NETWORKS, INC.


                                             By: /s/ Sean E. Belanger
                                                -------------------------------
                                                Name:  Sean E. Belanger
Date: January 4, 2002                           Title:  President and Chief
                                                        Executive Officer

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF PARADYNE NETWORKS, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Paradyne Networks, Inc. ("Paradyne") is set forth below. Unless otherwise indicated below, each occupation set forth opposite the name each person refers to employment with Paradyne, which is a manufacturer of data communications equipment. The address of Paradyne is 8545 126th Avenue North, Largo, Florida 33773. The business address of each person listed below is 8545 126th Avenue North, Largo, Florida 33773, unless otherwise indicated.


DIRECTOR/EXECUTIVE OFFICER                   PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------                   ----------------------------------

Sean E. Belanger (Director and
Executive Officer).....................      Chief Executive Officer and President

David Bonderman (Director).............      Managing  partner of Texas Pacific Group, an investment firm, whose business address is: 301 Commerce Street, Suite 3300, Ft. Worth, TX 76102

Thomas E. Epley (Director).............      Chairman of the Board of Directors

Keith B. Geeslin (Director)............      General  partner  of The Sprout  Group,  a venture  capital  firm, whose  business  address is: 3000 Sand Hill Road,  Bldg.  3, #170,
                                             Menlo Park, CA 94025

Andrew S. May (Director)...............      Former President and Chief Executive Officer of Paradyne

Patrick M. Murphy (Executive Officer)..      Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Peter F. Van Camp (Director)...........      Chief Executive Officer and director of Equinix, Inc., a provider of Internet business exchange centers, whose business address is:
                                             2450 Bayshore Parkway, Mountain View, CA 94043

William R. Stensrud (Director).........      General partner at Enterprise Partners, a venture capital
                                             investment firm, whose business address is: 7979 Ivanhoe Avenue,
                                             Suite 550, LaJolla, CA 92037


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                                 EXHIBIT INDEX


         1. Agreement and Plan of Merger, dated as of December 27, 2001, among Paradyne Networks, Inc., Phoenix Merger Sub, Inc., and Elastic Networks Inc. (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K of Paradyne Networks, Inc., dated December 31, 2001).

         2. Form of Elastic Voting Agreement, dated as of December 27, 2001, among Paradyne Networks, Inc., each of the Elastic Networks Inc. stockholders identified on Annex A, and (with respect to Section 5 only) Elastic Networks Inc. (incorporated herein by reference to
         Exhibit 99.1 to the Current Report on Form 8-K of Paradyne Networks, Inc., dated December 31, 2001).

         3. Elastic Voting Agreement, dated as of December 27, 2001, among Paradyne Networks, Inc., Nortel Networks Inc., and (with respect to Sections 5 and 6 only) Elastic Networks Inc. (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of Paradyne Networks, Inc., dated December 31, 2001).


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